September 19, 2017

Benjamin Meeks
Special Counsel
 Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	WFRBS Commercial Mortgage Trust 2014-C19 Form 10-K for the Fiscal Year Ended December 31, 2016 Filed March 23, 2017 File No. 333-177891-07

Dear Mr. Meeks:

We are counsel to RBS Commercial Funding Inc. (“RBS”) in connection with the filing of the Form 10-K for the WFRBS Commercial Mortgage Trust 2014-C19 transaction (the “WFRBS 2014-C19 Transaction”) for the fiscal year ended December 31, 2016, filed on March 23, 2017 (the “Filing”).  In a telephone call on September 8, 2017, you noted that Appendix A to Exhibits 33.2 and 33.4 of the Filing, which identifies the deals for which National Cooperative Bank, N.A. (“NCB”) assessed compliance with the applicable servicing criteria (the “NCB Exhibit”), does not include the WFRBS 2014-C19 Transaction, for which NCB acts as servicer.  You asked us to confirm if this omission was intentional or an error.
The NCB Exhibit references in its Appendix A the transaction identified as “WFBRBS 2013 C19”.  There is no transaction that exists with this name.  NCB has confirmed that this transaction identification was meant to refer to WFRBS 2014-C19 and that the platform that the assessment of compliance was based on and the results of such assessment include the WFRBS 2014-C19 Transaction.
Please contact me with any questions you have regarding the foregoing.

Very truly yours,
/s/ Frank Polverino
Frank Polverino

Cc:	Brian Geldert David Gingold

Frank Polverino   Tel  212 504 6820   Fax  212 504 6666    frank.polverino@cwt.com